Exhibit 99.1

SECOND QUARTER 2009
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2009 RESULTS

All amounts are in Canadian dollars, and are based on our unaudited Interim Consolidated Financial Statements and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q2 2009 Report to Shareholders and supplementary financial information are available on our website at rbc.com/investorrelations.

TORONTO, May 29, 2009 – Royal Bank of Canada (RY on TSX and NYSE) earnings for the second quarter ended April 30, 2009 were impacted by a previously announced goodwill impairment charge of $1 billion. As a result, RBC reported a net loss of $50 million while cash net income was $993 million, up 4% from $955 million last year.(1) The goodwill impairment charge is a non-cash item and does not affect our ongoing operations or our capital ratios. Our results were also impacted by the market environment-related losses and general provision noted below. Canadian Banking generated volume growth across all businesses and Capital Markets produced strong earnings by capitalizing on market conditions.

“The environment remains challenging, but our company is strong and we are taking advantage of opportunities in the marketplace. This quarter, we generated cash net income of almost $1 billion,” said Gordon M. Nixon, RBC President and CEO. “Clients are choosing to do more business with us, reflecting our brand, our financial strength and our expertise. Across our enterprise, our people are providing advice to help our clients create what is important to them today as they plan for their future.”

Second quarter 2009 compared to second quarter 2008

•	Net loss of $50 million (down from net income of $928 million)
•	Cash net income of $993 million (up from $955 million) (1)
•	Diluted loss per share of $.07 (down from earnings per share (EPS) of $.70)
•	Cash diluted EPS of $.66 (down from $.72) (1)
•	Return on common equity (ROE) of (1.4%) (down from 15.7%)
•	Cash ROE of 12.3% (down from 16.0%) (1)
•	Tier 1 capital ratio of 11.4%

First six months of 2009 compared to first six months of 2008

•	Net income of $1,003 million (down from $2,173 million)
•	Cash net income of $2,097 million (down from $2,222 million) (1)
•	Diluted EPS of $.65 (down from $1.64)
•	Cash diluted EPS of $1.43 (down from $1.68) (1)
•	ROE of 6.2% (down from 18.6%)
•	Cash ROE of 13.3% (down from 18.8%) (1)

Items impacting second quarter 2009 results

•	Goodwill impairment charge reduced net income by $1 billion (US$838 million) and EPS by $.71 – previously disclosed April 16, 2009
•	Market environment-related losses reduced net income by $296 million and EPS by $.21
•	General provision reduced net income by $146 million and EPS by $.10

(1)

We compute “cash” measures by excluding the goodwill impairment charge and the after-tax impact of amortization of other intangibles. Cash measures are non-GAAP measures. See page 2 of this release for more information including a reconciliation.

Canadian Banking net income was $581 million, down 4% or $23 million from last year reflecting higher PCL, continued spread compression and lower mutual fund distribution fees. We generated volume growth across all businesses, expanded our branch network and continued to deliver positive operating leverage. Compared to last quarter, earnings were down 17% reflecting higher PCL and the negative impact of seasonal factors, including fewer days this quarter.

Wealth Management net income was $126 million, down 31% or $56 million over last year due to the impact of capital markets declines on fee-based revenue, and transaction volumes. Net income was down 2% or $2 million from last quarter from spread compression and lower fee-based revenue.

Insurance net income was $113 million, up 9% or $9 million over last year and flat from last quarter. The increase from last year was due to lower funding charges, business growth and our ongoing focus on cost management. This was partially offset by unfavourable actuarial adjustments compared to the prior year.

International Banking net loss of $1,126 million compares to net income of $38 million last year and net loss of $144 million last quarter. The net loss in the current quarter was primarily due to the non-cash goodwill impairment charge noted above, reflecting the prolonged challenging economic conditions, particularly in the U.S. Higher PCL, largely in U.S. banking, also contributed to the loss.

Capital Markets net income was $420 million, up $407 million from a year ago driven by higher revenue from our sales and trading businesses, particularly U.K. and U.S. fixed income, money markets, and U.S. based equity businesses. Also contributing to the increase were lower market environment-related losses and gains on credit valuation adjustments on certain derivative contracts. Compared to last quarter, net income was up $195 million largely from lower market environment-related losses and gains on valuation adjustments noted above.

Credit quality – The current quarter included a specific PCL of $751 million and a general provision of $223 million. The general provision reflects higher provisions predominately in U.S. banking and, to a lesser extent, our Canadian retail lending portfolio on loans that have not yet been specifically identified as impaired.

In International Banking, specific PCL increased $198 million from a year ago and $89 million over last quarter. This relates primarily to U.S. banking and is due to continued credit deterioration in our wholesale and retail portfolios consistent with the sustained recessionary conditions.

In Canadian Banking, specific PCL increased $127 million from a year ago and $81 million over last quarter. This reflects higher impaired business loans, as well as increased loss rates in our unsecured portfolio including credit cards and personal loans. Our residential real estate portfolio continued to perform well.

In Capital Markets, specific PCL increased $87 million from a year ago and decreased $15 million from last quarter. The increase over last year relates to a few impaired loans in our U.S. corporate lending portfolio. The current quarter included a further provision on loans to certain RBC-administered conduits. We also had realized gains this quarter on securities collateral that was recovered in the first quarter of 2009 from a specific prime brokerage client in our Canadian corporate portfolio.

Non-GAAP measures

We use and report certain “cash” measures consistent with our management framework. These cash measures do not have standardized meanings under GAAP and are not necessarily comparable with similar information disclosed by other financial institutions. We believe that excluding the goodwill impairment charge and the after-tax impact of amortization of other intangibles from net income will provide readers with a better understanding of management’s perspective on our performance. Cash net income, cash EPS and cash ROE should also enhance the comparability of our financial performance in the second quarter of 2009 with the corresponding prior periods. The following table provides a calculation of cash net income, cash EPS, and cash ROE.

	For the three months ended			For the six months ended
(C$ millions, except per share and percentage amounts)	April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
Net (loss) income	$(50)	$1,053	$928	$1,003	$2,173
add: Goodwill impairment charge	1,000	—	—	1,000	—
Adjusted net income	$950	$1,053	$928	$2,003	$2,173
add: After-tax effect of amortization of other intangibles (1)	43	51	27	94	49
Cash net income	$993	$1,104	$955	$2,097	$2,222
Diluted (loss) earnings per share (2) (in dollars)	$(0.07)	$0.73	$0.70	$0.65	$1.64
add: Impact of goodwill impairment charge	0.71	—	—	0.72	—
Adjusted diluted earnings per share (2) (3) (in dollars)	$0.63	$0.73	$0.70	$1.36	$1.64
add: After-tax effect of amortization of other intangibles (1)	0.03	0.04	0.02	0.07	0.04
Cash diluted earnings per share (2) (in dollars)	$0.66	$0.77	$0.72	$1.43	$1.68
ROE (2)	(1.4)%	13.8%	15.7%	6.2%	18.6%
Adjusted ROE (2) (3)	12.0%	13.8%	15.7%	13.0%	18.6%
Cash ROE (2)	12.3%	14.3%	16.0%	13.3%	18.8%

(1)	Excludes the amortization of computer software intangibles.
(2)	Based on actual balances before rounding.
(3)	Non-GAAP measure. Refer to the Key performance and non-GAAP measures section of Q2 2009 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term objectives, our strategic goals and priorities, and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section of our Q2 2009 Report to Shareholders and in our 2008 Annual Report to Shareholders; market environment impacts, including the impact of the continuing volatility in the financial markets and lack of liquidity in certain credit markets, and our ability to effectively manage our liquidity and our capital ratios and implement effective risk management procedures; general business and economic conditions, including recessionary conditions in Canada, the United States and certain other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section of our Q2 2009 Report to Shareholders, and in our 2008 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q2 2009 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Friday, May 29, 2009 at 1:30 p.m. (EDT) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2216 or 1-866-898-9626). Please call between 1:20 p.m. and 1:25 p.m. (EDT).

Speakers’ notes will be posted on our website shortly following the call. Also, a recording will be available by 5:00 pm (EDT) on May 29 until August 31, 2009 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 8321037#).

Media Relations Contact

Stephanie Lu, Head, Media & Public Relations, stephanie.lu@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Marcia Moffat, VP & Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Josie Merenda, Director, Investor Relations, josie.merenda@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, one of North America’s leading diversified financial services companies and among the largest banks in the world, as measured by market capitalization. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 53 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.